Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS ELECTS TO PARTIALLY REDEEM ITS 9.125% SERIES 1 SENIOR UNSECURED DEBENTURES DUE 2017

Edmonton, Alberta, July 8, 2015 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE: NOA) today announced that it has elected to partially redeem its 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Debentures”). The Company will redeem on August 14, 2015 (the “Redemption Date”), $37,478,000 in aggregate principal amount of its outstanding Debentures at a Redemption Price (the “Redemption Price”) of 101.520% of the principal amount of Debentures redeemed, plus accrued and unpaid interest on the Debentures to but not including the Redemption Date of approximately $32.25 per $1,000 of principal amount of Debentures. The record date for the redemption will be August 10, 2015, such that holders of record at the close of business on August 10, 2015 will have Debentures redeemed on a pro rata basis. The Company currently has a principal amount of $57,478,000 of Debentures outstanding.

Pursuant to the indenture under which the Debentures were issued (the “Indenture”), the Debentures to be redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of a holder of Debentures (a “Holder”).  As all of the outstanding Debentures are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. and are registered in the name of CDS & Co. (collectively “CDS”), the Debentures held by beneficial Holders to be redeemed shall be selected on a pro rata basis in accordance with CDS’ policies and procedures.

On the Redemption Date, the Redemption Price will become due and payable together with the accrued interest to but excluding the Redemption Date, and from and after such Redemption Date if monies necessary to redeem such Debentures shall have been deposited as provided for in the Indenture, interest on the Debentures redeemed shall cease.

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca